
PURE GOLD
MINERALS INC. T.PUG

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release


03022008

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

April 2, 2003 TSX SYMBOL: PUG

Pure Gold to Retain Carried Interest in Otish Mountains Projects, Quebec

Pure Gold Minerals Inc. ("Pure Gold") wishes to announce that it has elected to convert the option to earn 60% in the Tichegami and 50% in the Beaver Lake as well as the 50% interest in the South Beaver Lake project all to a 10% carried working interest.

While the initial results from exploration on the Otish properties were encouraging, Pure Gold feels it is more beneficial to retain a carried interest in these properties, allowing Pure Gold to continue to focus its exploration efforts on the Buffalo Hills project, Alberta and the Slave Joint Venture, Northwest Territories and Nunavut. The recent discoveries in Alberta and continuation of aggressive exploration under the Slave Joint Venture are both very significant to Pure Gold. These ongoing programs are expected to continue to produce positive results and continue to require a significant commitment by Pure Gold.

Pure Gold is looking forward to the results of the diamond testing by caustic dissolution from the two new kimberlites K296 and K300 discovered this winter on the Buffalo Hills project, Alberta, and the exploratory drilling soon to be underway in the Northwest Territories and Nunavut under the Slave Joint Venture. Ashton Mining of Canada Inc. operates both of these programs under joint ventures.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca